UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On March 22, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”) entered into certain securities purchase agreements (the “Purchase Agreements”) with several accredited investors (the “Investors”) providing for an aggregate investment of $18,000,000 by the Investors for the issuance by the Company to them of 4,000,000 ordinary shares of the Company (the “Shares”) at an offering price of $4.50 per share.

The Company is registering the Securities in a registered direct offering (the “Registered Offering”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-230860), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, and was declared effective on April 29, 2019 (the “Shelf Registration Statement”). The Company expects to file the prospectus supplement for the Registered Offering on or about March 23, 2021.

The closing of the Registered Offering is expected to take place on or about March 24, 2021, subject to the satisfaction of customary closing conditions. The Purchase Agreements also contain customary representations, warranties and agreements of the Company and the Investors and customary rights and obligations of the parties thereto. The Investors have previously invested in securities of the Company or otherwise had pre-existing relationships with the Company; the Company did not engage in general solicitation or advertising with regard to the issuance and sale of the Securities. The Investors represented that they are accredited investors and purchased the Securities for investment and not with a view to distribution.

The Company will file the opinion of its BVI counsel, Mourant Ozannes, relating to the legality of the issuance and sale of the Shares as Exhibit 5.1, in a separate Form 6-K upon the closing of the Registered Offering.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F for the year ended September 30, 2020, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

The prospectus supplement relating to the Registered Offering will be available on the SEC’s web site at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board